UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 10, 2023, Kazia Therapeutics Limited (the “Company”) issued a press release titled, “Kazia Announces Publication in Molecular Cancer Therapeutics Highlighting Paxalisib Preclinical Data in Melanoma,” regarding the publication of data stemming from the Company’s research collaboration with the Huntsman Cancer Institute at the University of Utah.

The paper has been published online in Molecular Cancer Therapeutics, and reviews paxalisib’s activity in vitro and in vivo against preclinical models of metastatic melanoma.

Key Points from the Publication

•	Activation of the PI3K / Akt / mTOR pathway, which is the target of paxalisib, is common in melanoma and has been identified as a key resistance mechanism to some established therapies.

•

In vitro: Treatment with paxalisib was observed to lead to a significant decrease in melanoma cell growth in multiple cell lines and was also observed to inhibit downstream signaling through the PI3K/AKT cascade, leading to its negative effect on melanoma cell growth.

•	In vivo:

•

Mice bearing tumors who were dosed with 15 mg/kg paxalisib daily; paxalisib was observed to inhibit of tumor growth and significantly extended the overall survival of these mice (p=0.0003) compared to vehicle

•

In a MTG004 patient derived xenograft mouse model that is resistant to dabrafenib and trametinib (inhibitors of mutant BRAF and MEK, respectively). At day 21, the mean tumor volume in the paxalisib treated mice was observed to be significantly lower than vehicle (P = .05) or dabrafenib/trametinib treated mice (P = .01)

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, excluding Exhibit 99.1, into the Company’s registration statement on Form F-3 (File No. 333-259224).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated November 10, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ Karen Krumeich
Karen Krumeich

Chief Financial Officer

Date: 14 November 2023